September 16, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Daniel Morris, Special Counsel

Re:     American Scientific Resources, Incorporated
Amendment No.3 to Form S-1
Filed on August 13, 2010
File No. 333-164517

Ladies and Gentlemen:

On behalf of American Scientific Resources, Incorporated (the "Company"), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of August 20, 2010.

Fee Table

1.
There appears to be no entry on your table that relates to footnote (3) while two entries relate to footnote (2). In addition, please reconcile the number of common stock issuable upon exercise of warrants with the description in the bullet points above your selling security holders table and the footnotes below the table.

Response:

The footnotes to the fee table have been revised so that there is an entry for each footnote. In addition, the number of shares of common stock issuable upon exercise of warrants in the bullet points and the footnotes to the selling stockholder table have been reconciled.

Prospectus Summary, page 4

2.	Regarding your revisions in response to prior comment 1, please update the order status of your Disintegrator. To the extent that orders have not shipped, please disclose the reasons for the delay.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

Response:

The prospectus summary has been revised to disclose that fulfillment of the first order was completed in September 2010.

Risk Factors, page 6

If our products are found to have defects … , page 8

3.
We note your response to prior comment 7 and your reference to malfunction agreements. It is unclear if these are the "warranty and other protective agreements" that you mention in that sentence or whether there are additional agreements. Please clarify. In addition, describe the material terms such as termination and other important provisions.

Response:

The only warranty, protective or other such agreement which the Company is party to is its manufacturing agreement with Huang Zhou JXB Electronic Company &Iesky Hong Kong Limited, which is filed as Exhibit 10.80. The registration statement mistakenly referred to oral agreements and the reference to oral agreements has been removed. Please see Section 6.7 of the manufacturing agreement. The risk factor has been revised accordingly.

4.	In addition, please address the risk, if any, related to the enforceability of these oral agreements.

Response:

As noted in response to comment 3, the registration statement mistakenly referred to oral agreements and the reference to oral agreements has been removed.

Selling Security Holders, page 13

5.
We note your response to prior comment 9; however, it is unclear how holding shares "for over three months" is indicative of investment intent, particularly where shares were acquired in exchange for services. Please clarify.

Response:

Selling stockholders who have held their shares for over three months have borne the risk of ownership for a substantial period of time, during which they have assumed the risk of the value of such shares declining substantially, in particular in light of the fact that the Company is a small, early stage, unprofitable company whose shares trade only on the Pink Sheets. This is true regardless of whether the shares were acquired in exchange for services or for other forms of consideration such as cash. An investor that provides services for shares which holds the shares for such a period bears the risk that it will have provided services, and thus given its time and effort which otherwise could have been devoted to other purposes, without ultimately obtaining value for such time and effort. Furthermore, there is no requirement under Rule 415 that all selling stockholders hold their shares for any minimum period of time, or that the Company prove that each selling stockholder acquired its shares with investment intent. Rather, the amount of time the selling stockholders have held their shares is one factor which may be considered in determining whether the offering may be made under Rule 415. The selling stockholders have held their shares for a range of time periods from over three months to several years. As shown in the response to prior comment 9, all of the other factors that may be considered under Rule 415 clearly indicate that the offering may be made under Rule 415. The Company respectfully submits that all relevant factors considered in total indicate that the offering may be made under Rule 415.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

6.
We reissue prior comment 10 because you did not provide the requested information. In addition, you indicate in your response that securities were issued in consideration for agreeing to provide services, rather than for the services themselves. It is therefore unclear whether these agreements are enforceable. In that regard, please provide us an analysis on remedies available to you under state law should the counterparty not provide any services. Provide all authority on which you rely.

Response:

The registration statement has been revised to provide the information requested in prior comment 10.The Company considers all shares to have been fully earned as of the date of their respective issuances. Accordingly, the Company does not have the right to require any share issuance to be rescinded, returned to the Company or otherwise reversed. As disclosed in the registration statement, all shares included are issued and outstanding. The registration statement previously mistakenly stated that the shares were issued for services to be provided over certain terms. As noted above, all shares were deemed fully earned as of the date of issuance. All private placements with respect to such shares were fully completed as of the date of issuance. The registration statement has been revised accordingly.

Description of Business, page 19

7.	With a view toward disclosure, please tell us the reason for your deletion of the last sentence on page 19.

Response:

The sentence was inadvertently deleted and has been re-instated.

Kidz-Med Thermofocus 5-in-1, page 20

8.
In the article you provided in response to prior comment 13, please indicate to us where it states that taking one's temperature on the forehead is as accurate as rectal or tympanic readings. It appears that the article only concludes that the temperature readings are accurate and then only as applied to Thermofocus thermometers. If true, revise your disclosure accordingly.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

Response:

The Company believes that the article indicates that taking one’s temperature on the forehead with the Thermofocus is as accurate as rectal or tympanic readings. Nonetheless, the registration statement has been revised to state only that the article concludes that the Thermofocus thermometers forehead readings are accurate.

9.	To the extent that Tecnimed was affiliated in any way with the preparation of the article you submitted, please disclose.

Response:

The registration statement has been revised to disclose that the Company believes, based on management’s knowledge of standard practices with respect to medical trials, that Tecnimed financed the study. The Company does not know whether Tecnimed was otherwise affiliated with the study.

10.
We note your response to prior comment 17. Please revise, where appropriate, to disclose your distribution arrangements with Third World distributors.   File any material agreements with your next amendment.

Response:

The registration statement has been revised to clarify that, while the Company intends to sell any remaining inventory to Third World distributors, there are no current arrangement or agreements in effect with respect to such sales.

The Disintegrator, page 22

11.	We reissue prior comment 19 as it relates to the reason for the delay in fulfilling the Disintegrator Plus order.

Response:

The registration statement has been revised to clarify that fulfillment of the Disintegrator Plus order had been delayed due to delay in receiving payment from the purchaser and delay in receiving final shipping delivery instructions from the purchaser.

Legal Proceedings, page 26

12.	Please tell us whether any of the shares issued in connection with the settlement of litigation are being registered pursuant to this registration.

Response:

None of the shares issued in connection with the settlement of litigation are being registered pursuant to this registration.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

Purchase of Disintegrator Patent, page 29

13.
We reissue prior comments 26 and 27.   Please clarify the meaning of the reference to "certain other products that may be introduced by Mr. Roth." For instance, are you referring to products that Mr. Roth himself may invent?

Response:

The registration statement has been revised to clarify that “other products” meant products which the Company may sell as a result of either Mr. Roth either inventing the product or as a result of Mr. Roth’s personal contacts with the owner of such product.

14.	Please clarify how "new revenue" is defined. Do you mean new sources of revenue or simply an increase in revenue?

Response:

The registration statement has been revised to refer to new sources of revenue.

Lender 1, page 37

15.
Refer to the fourth paragraph in this section. Please reconcile the convertible note financing amount in the first sentence with the first paragraph in this section. Also, expand the disclosure in the last sentence of the fourth paragraph to clarify how the closing price of your stock is related to the shares issuable.

Response:

The amounts have been reconciled and the last sentence has been clarified.

Item 16. Exhibits, page 5

16.	Given your revenues, please tell us the basis upon which you determined that the agreement to settle claims against you in excess of $5.5 million is not material.

Response:

The settlement agreement with Shrink Nanotechnologies is filed as exhibit 10.105.

Financial Statements

17.	Please update the financial statements as required by Rule 8-08 of Regulation S-X.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

Response:

The financial statements have been updated in accordance with Rule 8-08 of Regulation S-X.

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

18.	Please include a currently dated and signed consent from your independent auditors with any amendment of the filing.

Response:

The S-1 amendment No. 4 includes a currently dated and signed consent from the Company’s independent auditors and any subsequent amendments will include a currently dated and signed consent from the Company’s independent auditors.

Very Truly Yours,

/s/ Jeff Cahlon

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com